SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                                ITEX Corporation
                                -----------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         -------------------------------
                         (Title of Class of Securities)

                                   465647 204
                                 -------------
                                 (CUSIP Number)


                                ITEX CORPORATION
                                3400 Cottage Way
                          Sacramento, California 95825
                                 (916) 679-1111

                          Attn: Collins M. Christensen
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                   May 5, 1999
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  465647 204

--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON                          Collins M. Christensen

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)      N/A
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        a  |_|
        b  |_|
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS (see instructions)
       SC
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                          |_|
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.
--------------------------------------------------------------------------------

                                 7.      SOLE VOTING POWER

         NUMBER OF                                       2,097,784
          SHARES
       BENEFICIALLY
           OWNED                ------------------------------------------------
          BY EACH
         REPORTING               8.      SHARED VOTING POWER
        PERSON WITH
                                                                 0
                                ------------------------------------------------

                                 9.      SOLE DISPOSITIVE POWER

                                                         2,097,784
                                ------------------------------------------------

                                10.     SHARED DISPOSITIVE POWER

                                                                 0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,097,784
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (see instructions)                                                   |_|

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       12.97%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (see instructions)

       IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer.


     This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of ITEX Corporation, a Nevada corporation ("ITEX" or the "Company"). The address of ITEX's principal executive offices is 3400 Cottage Way, Sacramento, California, 95825.

Item 2. Identity and Background.

     The person filing this statement is Collins M. Christensen. He is a citizen of the USA. His business address is ITEX Corporation, 3400 Cottage Way, Sacramento, California, 95825. His principal occupation is President and Chief Executive Officer of ITEX Corporation located at the above address.

     Collins M. Christensen, during the past five years, has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Collins Christensen became an owner of over twelve percent (12%) of the outstanding shares of Common Stock of ITEX Corporation in October of 1999. On October 20, 1999, ITEX acquired all of the outstanding stock of California Trade Exchange, Inc., a California corporation ("California Trade Exchange"), a company owned by Collins Christensen. The acquisition was paid for through the issuance of 1,966,667 shares of ITEX's restricted Common Stock to Mr.
Christensen. California Trade Exchange's primary identifiable assets were accounts receivable, furniture and equipment, California Trade Exchange's client lists and the right to service ITEX's clients. All other acquisitions by Mr. Christensen were purchases with his own funds or as compensation for services to the Company, including vested options. Mr. Christensen did not acquire beneficial ownership of any of the shares of Common Stock with borrowed funds.

Item 4. Purpose of the Transactions.

     Mr. Christensen acquired the shares of Common Stock for investment purposes only. Mr. Christensen will continue to evaluate his ownership and voting position in the Company and may consider the following future courses of action:

     a. Mr. Christensen, subject to and depending upon availability at prices deemed favorable by Mr. Christensen, may purchase additional shares of ITEX's Common Stock from time to time in the open market or in privately negotiated transactions with third parties. Further, while it is not the present intention of Mr. Christensen to do so, he reserves the right to dispose of the shares of
Common Stock held by him in the open market, in privately negotiated transactions with third parties or otherwise, depending upon market conditions and other factors.

     b. Mr. Christensen has no other current plans or proposals which relate to or would result in any of the following:

     (i)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving ITEX or any of its subsidiaries;

     (ii) A sale or transfer of a material amount of assets of ITEX or any of its subsidiaries;

     (iii) Any change in the present Board of Directors or management of ITEX, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (iv) Any material change in the present capitalization or dividend policy of ITEX;

     (v) Any other material change in ITEX's business or corporate structure;

     (vi) Changes in ITEX's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of ITEX by any person;

     (vii) Causing a class of securities of ITEX to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (viii) A class of equity securities of ITEX becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (ix) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     a. Mr. Christensen beneficially owns 2,097,784 or 12.97% of the shares of Common Stock of ITEX.

     b. Mr. Christensen has the sole power to vote and dispose of 2,097,784 or 12.97% of the shares of Common Stock of ITEX.

     c. Mr. Christensen has not effected any transaction in the Common Stock in the past sixty days.

     d. A portion of the Common Stock is owned by Mr. Christensen's wife, Kira Christensen under California community property laws.

     e.   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Christensen does not have any contracts, arrangement, understandings or relationships with any person with respect to the Common Stock, including transfer or voting thereof, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

Not applicable.

                                    SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.





Dated: April 6, 2001                    /s/ COLLINS CHRISTENSEN
                                            ------------------------------------
                                            Collins Christensen, an individual